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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *



                              WINSTON HOTELS, INC.
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    97563A102
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 6 Pages


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CUSIP No. 97563A102                   13G                      Page 2 of 6 Pages

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--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Charles M. Winston
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a)  [ ]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                           5)  SOLE VOTING POWER
                                                                         314,875
 NUMBER OF
   SHARES                  -----------------------------------------------------
BENEFICIALLY               6)  SHARED VOTING POWER
 OWNED BY                                                                460,313
   EACH
 REPORTING                 -----------------------------------------------------
   PERSON                  7)  SOLE DISPOSITIVE POWER
   WITH                                                                  314,875

                           -----------------------------------------------------
                           8)  SHARED DISPOSITIVE POWER
                                                                         460,313

--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         775,188

--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
         (See Instructions)

--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           4.48%

--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (See Instructions)
                                                                              IN

--------------------------------------------------------------------------------

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CUSIP No. 97563A102                   13G                      Page 3 of 6 Pages

-------------------                                            -----------------

Item 1.

         (a) Name of Issuer
             --------------

                  Winston Hotels, Inc.

         (b) Address of Issuer's Principal Executive Offices
             -----------------------------------------------

                  2626 Glenwood Avenue
                  Raleigh, North Carolina  27608

Item 2.

         (a) Name of Person Filing
             ---------------------

                  Charles M. Winston

         (b) Address of Principal Business Office or, if none, Residence
             -----------------------------------------------------------

                  2626 Glenwood Avenue
                  Raleigh, North Carolina  27608

         (c) Citizenship:
             -----------

                  United States of America

         (d) Title of Class of Securities
             ----------------------------

                  Common Stock, par value $0.01 per share

         (e) CUSIP Number
             ------------
                  97563A102

Item 3.

         If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);


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CUSIP No. 97563A102                   13G                      Page 4 of 6 Pages

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         (e) [ ]  An investment adviser in accordance with
                  ss. 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);


         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:                                 775,188
              --------------------------

         (b)  Percent of Class:                                            4.48%
              -----------------


         (c)  Number of shares as to which such person has:
              ---------------------------------------------

                (i)   sole power to vote or to direct the vote:          314,875

                (ii)  shared power to vote or to direct the vote:    460,313 (1)

                (iii) sole power to dispose or to direct the
                      disposition of:                                    314,875

                (iv)  shared power to dispose or to direct the
                      disposition of:                                460,313 (1)
-----------------------
                (1)  See Item 6 below.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].


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CUSIP No. 97563A102                   13G                      Page 5 of 6 Pages

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Mr. Winston may be deemed to be the beneficial owner of a total of 430,313 partnership units in WINN Limited Partnership, of which Winston Hotels, Inc. is the general partner and owner of a majority of the limited partnership interests (the "Partnership Units"). The Partnership Units are redeemable for Winston Hotels Common Stock on a one-to-one ratio or, at the option of Winston Hotels, Inc., an equivalent amount of cash. All of the Partnership Units are held by corporations in which Mr. Winston has an ownership interest. The corporations, their Partnership Unit ownership and Mr. Winston's ownership interest in such corporations are as follows: (i) 109,516 Partnership Units held by WJS Associates - Perimeter II, Inc., a corporation owned 33.33% by Mr. Winston and of which he serves as a director; and (ii) 1,019,524 Partnership Units held by Cary Suites, Inc., a corporation owned 15.7% by Mr. Winston and 15.7% by Mr. Winston's spouse. Mr. Winston does not serve as an officer or director of Cary Suites, Inc. and, accordingly, has no voting or dispositive power over the Partnership Units held by Cary Suites, Inc. For purposes of this Schedule 13G, Mr. Winston is reporting the shared power to vote or dispose of 430,313 Partnership Units comprised of 109,516 Partnership Units held by WJS - Perimeter, Inc. and 320,797 Partnership Units held by Cary Suites, Inc. Mr. Winston disclaims beneficial ownership of the Partnership Units held by each of the corporations identified in this Item except to the extent of his direct ownership interest in such corporations.

         Mr. Winston may also be deemed to be the beneficial owner of 10,000 shares of Winston Hotels, Inc. Common Stock owned by his spouse. Mr. Winston disclaims beneficial ownership of such Common Stock.

         Mr. Winston may also be deemed to be the beneficial owner of 20,000 shares of Winston Hotels, Inc. Common Stock owned by Charles M. Winston Associates, L.L.P., of which Winston Associates L.L.C. ("WA L.L.C.") is the sole general partner and of which Mr. Winston and Mr. Winston's spouse are the sole limited partners. Mr. Winston owns 50% and Mr. Winston's spouse owns 50% of the membership interests of WA L.L.C. and Mr. Winston is the manager of WA L.L.C. Mr. Winston disclaims beneficial ownership of the Common Stock owned by Winston Associates, L.L.P. except to the extent of his direct ownership interest in such entity.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

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CUSIP No. 97563A102                   13G                      Page 6 of 6 Pages

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Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2002

                                      Signature:  /s/ Charles M. Winston
                                                  ------------------------------
                                                  Charles M. Winston